UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 3)

AEGIS COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00760B105

(CUSIP Number)

Uday Gujadhur

Essar Global Limited

10, Frere Felix de Valois Street

Port Louis, Mauritius

(230) 202-3000

(Name, Address and Telephone Number of Person Authorized

Receive Notices and Communications)

September 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 00760B105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Essar Global Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer.

This amendment No. 3 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 14, 2003, as previously amended by Amendment No. 1 filed with the SEC on April 22, 2004, Amendment No. 2 filed with the SEC on September 3, 2004 (collectively, the “Schedule 13D”). The class of equity securities to which this Amendment relates is the common stock, par value $.01 per share (the “Common Stock”), of Aegis Communications Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 8001 Bent Branch Drive, Irving, Texas 75063. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D. Items 3, 4, 5, and 6 of Schedule 13D are hereby amended to include the following information:

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of Schedule 13D is hereby deleted in its entirety and the following substituted therefore:

Pursuant to the terms of a Note and Warrant Purchase Agreement (the “Purchase Agreement”), dated as of November 5, 2003, by and between the Company, Deutsche Bank AG-London, acting through DB Advisors L.L.C. (“Deutsche Bank”), and Essar, Essar purchased a non-convertible secured promissory note in the principal amount of $14,143,815 and warrants to purchase 264,358,638 shares of the Company’s Common Stock (the “Warrants”) for an aggregate purchase price of $14,143,815. During the period of July 13-16, 2004, Essar exercised all of the Warrants for an aggregate purchase price of $2,643,586. The foregoing securities were acquired by Essar using its working capital and other internally generated funds.

On August 20, 2004, Essar entered into a Put and Call Option Agreement (the “Put and Call Option Agreement”) with Deutsche Bank pursuant to which Essar granted to Deutsche Bank the right to require Essar to purchase a portion of a non-convertible secured promissory note issued by the Company to Deutsche Bank pursuant to the Purchase Agreement (the “Debt Put Option”) and 150,000,000 shares of the Common Stock to be acquired by Deutsche Bank upon the exercise of warrants issued to Deutsche Bank pursuant to the Purchase Agreement (the “Share Put Option”). Pursuant to the Put and Call Option Agreement, Deutsche Bank also granted to Essar the right to purchase 150,000,000 shares of the Common Stock to be acquired by Deutsche Bank upon the exercise of warrants issued to Deutsch Bank pursuant to the Purchase Agreement (the “Call Option”). Essar’s grant of the Debt Put Option and Share Put Option to Deutsche Bank was consideration for the Call Option acquired by Essar from Deutsche Bank.

Pursuant to the Debt Put Option, on December 15, 2004, Essar acquired that portion of the non-convertible secured promissory note issued by the

Company to Deutsche Bank required by the Put and Call Option Agreement. Pursuant to the Call Option, on December 23, 2004, Essar purchased from Deutsche Bank 150,000,000 shares of the Company’s Common Stock which Deutsche Bank had acquired upon exercise of its warrants. The aggregate purchase price for such shares was $2,250,000. These debt and equity securities were acquired by Essar from Deutsche Bank using the proceeds of a loan made by World Focus, an affiliate of Essar (“World Focus”), to Essar.

On September 28, 2005, Essar sold all of its shares of Common Stock, totaling 414,358,628 shares, to World Focus for an aggregate purchase price of $23,652,129. The Common Stock was acquired by World Focus from Essar exchange for the cancellation of a portion of Essar’s indebtedness to World Focus.

In addition to the foregoing, the matters set forth in Items 4, 5, and 6 below are incorporated by reference in this Item 3 as if fully set forth herein.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby deleted in its entirety and the following substituted therefor:

Essar purchased securities of the Company pursuant to the Purchase Agreement in order to acquire an interest in the Company for investment purposes and to permit the Company to retire senior and subordinated debt. Essar exercised its Warrants to acquire Common Stock and entered into the Put and Call Option Agreement in order to induce Deutsche Bank to exercise its warrants issued pursuant to the Purchase Agreement, to precipitate a change in the composition of the board of directors of the Company, to provide working capital to the Company and to obtain the ability to acquire a controlling interest in the Company at a later date. Essar performed under the Debt Put Option and exercised the Call Option in order to obtain such controlling interest in the Company.

Pursuant to the Put and Call Option Agreement, Deutsche Bank assigned to the Company its right to designate three directors pursuant to the Stockholders Agreement (as defined in Item 5) and caused two incumbent directors nominated by Deutsche Bank to resign from the board of directors of the Company. In September, 2004, the remaining four directors appointed six new directors to fill vacancies on the board of directors in accordance with the Stockholders Agreement. Directors nominated by Essar pursuant to the Stockholders Agreement constituted three of the four directors making such appointments and, therefore, controlled the appointment of the six new directors.

On September 28, 2005, Essar sold 414,358,628 shares of Common Stock to World Focus. Like Essar, World Focus is majority owned by the Ruia family of Mumbai, India. World Focus is private company limited by shares organized under the laws of Mauritius, an is engaged in building its business process outsourcing businesses through strategic mergers and acquisitions. In connection with its transaction with World Focus, Essar also assigned to World Focus its rights to designate directors under the Stockholders Agreement and the Put and Call Option Agreement pursuant to Assignment and Assumption Agreements between Essar and World Focus. As a result of those assignments, World Focus now has the right to designate six of the ten directors to the board of directors of the Company. The Stockholders Agreement, the Assignment and Assumption Agreement relating to the Stockholders Agreement, and the Assignment and Assumption Agreement relating to the Put and Call Option Agreement are attached hereto as exhibits and incorporated by reference herein.

In addition to the foregoing, the matters set forth in Items 5 and 6 below are incorporated by reference in this Item 4 as if fully set forth herein. Except as set forth in this Item 4 (including the matters described in Items 5 and 6 which are incorporated herein by reference), Essar has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following substituted therefor:

(a)-(b) Not applicable.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by Essar.

(d) Not applicable.

(e) After the sale made on September 28, 2005, Essar no longer owns any shares of the Company’s Common Stock. This is Essar’s final amendment to the Schedule 13D and is an exit filing.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The response set forth under “Stockholders Agreement” is hereby amended by adding the following to and after the second to last paragraph thereof:

In connection with the sale of all its Common Stock to World Focus, Essar assigned its rights to designate directors to the board of directors of the Company to World Focus pursuant to an Assignment and Assumption Agreement.

The response set forth under “Put and Call Option Agreement is hereby amended by adding the following to and after the second to last paragraph thereof:

Pursuant to the Debt Put Option under the Put and Call Option Agreement, on December 15, 2004, Essar acquired that portion of the non-convertible secured promissory note issued by the Company to Deutsche Bank required by the Put and Call Option Agreement. Pursuant to the Call Option under the Put and Call Option Agreement, on December 23, 2004, Essar purchased from Deutsche Bank 150,000,000 shares of the Company’s Common Stock which Deutsche Bank had acquired upon exercise of its warrants.

As a result of its performance under the Put and Call Option Agreement, Essar acquired Deutsche Bank’s right to designate three directors to the Company’s board of directors under the Stockholders Agreement. Subsequently, in connection with the sale of all its Aegis Common Stock to World Focus, Essar assigned to World Focus its rights under the Put and Call Option Agreement to designate three directors to the Company’s Board of Directors to World Focus.

The response set forth under “Promissory Note” in Item 6 of the Schedule 13D is hereby amended by adding the following to and after the final paragraph thereof:

The Note has subsequently been further amended, and is presently represented by a fifth amended and restated secured promissory note (the “Fifth Amended Note”) containing substantially the same terms as the Second Amended Note, except that (i) the original principal amount is $9,376,855.00, and (ii) payment of the initial installment of $1,184,177.00 is due on or before June 3, 2005.

Pursuant to the Debt Put Option, on December 15, 2004, Deutsche Bank transferred to Essar a portion of the indebtedness of the Company to Deutsche Bank. The portion of such indebtedness of the Company acquired by Essar was initially represented by a non-convertible secured promissory note in the original principal amount of $7,443,947.62 (the “Transferee Note”). The Transferee Note has subsequently been amended and is presently represented by a first amended and restated secured promissory note (the “Amended Transferee Note”) in the original principal amount of $7,453,885.29. An initial principal installment of $927,591.20 on the Amended Transferee Note is payable on June 3, 2005. The other terms of the Amended Transferee Note are substantially the same as the Fifth Amended Note.

In connection with the sale of all of its Common Stock to World Focus, Essar has also sold the Fifth Amended Note and the Amended Transferee Note to World Focus for the face amount of those debt instruments.

Loan and Pledge Agreements

In connection with the sale of all of its Common Stock to World Focus, World Focus has cancelled a portion of the debt owed to it by Essar as consideration for the shares.

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2005

ESSAR GLOBAL LIMITED

By:     /s/ Mohanan Aniyath

Name: Mohanan Aniyath

Title:   Authorised Signatory

EXHIBIT INDEX

Exhibit 1: Purchase Agreement, dated November 5, 2003, among the Company, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 2: Registration Rights Agreement, dated November 5, 2003, by and among the Company, Deutsche Bank, acting through its London Branch and DB Advisors, Essar, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust*

Exhibit 3: Stockholders Agreement, dated November 5, 2003, by and among Aegis, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 4: Warrant to Purchase 34,110,343 shares of Common Stock of Aegis issued on November 5, 2003 to Essar**

Exhibit 5: Warrant to Purchase 230,248,285 shares of Common Stock of Aegis issued on April 21, 2004 to Essar**

Exhibit 6: Put and Call Option Agreement, dated August 20, 2004, between Deutsche Bank, acting through its London Branch and DB Advisors, and Essar***

Exhibit 7: Assignment and Assumption Agreement, dated as of October 26, 2005, between Essar and World Focus.

Exhibit 8: Assignment and Assumption Agreement, dated as of October 26, 2005, between Essar and World Focus.

*	Included as an exhibit to the Schedule 13D filed on November 14, 2003

**	Included as an exhibit to the Amendment No. 1 to Schedule 13D filed on April 22, 2004

***	Included as an exhibit to the Amendment No. 2 to Schedule 13D filed on September 3, 2004